
orokii
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INVEST IN US
orokii
Invest in us and share in our success!
INVEST IN US

Dear (Customer Name),

We're crowdfunding! Get the details and invest via Wefunder.
Orokii makes money transfers more affordable with near-instant payment delivery to over sixty countries worldwide. We make money transfers ridiculously cheaper and faster.

Our mission is to make money transfers more inclusive for the unbanked, underbanked, and the banked, that may not have access to mainstream financial services.

Please consider investing in our company to ensure we can fulfill our financial inclusion and diversity mission. You can invest any amount, but we require a minimum investment of $500. A more significant investment amount is welcomed and appreciated.

You can commit your investment on our crowdfunding campaign page by clicking here. Check out our Wefunder pitch to see the details and invest!

Thank you in advance for your support. Please let me know if you have questions about Orokii's crowdfunding campaign.

Please read the legal disclosure carefully:
We are "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Bisi Adedokun
CEO, Orokii



Dear (Customer name),

We're crowdfunding! Get the details and invest via Wefunder. Orokii makes money transfers more affordable with near-instant payment delivery to over sixty countries worldwide. We make money transfers ridiculously cheaper and faster.

Our mission is to make money transfers more inclusive for the unbanked, underbanked, and the banked, that may not have access to mainstream financial services.

Please consider investing in our company to ensure we can fulfill our financial inclusion and diversity mission. You can invest any amount, but we require a minimum investment of $500. A more significant investment amount is welcomed and appreciated.

You can commit your investment on our crowdfunding campaign page by clicking here. Check out our Wefunder pitch to see the details and invest!

Thank you in advance for your support. Please let me know if you have questions about Orokii's crowdfunding campaign.

Please read the legal disclosure carefully:
We are "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Bisi Adedokun
CEO, Orokii